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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 1)

URBAN IMPROVEMENT FUND LIMITED—1974
(Name of Subject Company)

URBAN IMPROVEMENT FUND LIMITED—1974
(Names of Persons Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS
(Title of Class Securities)

NONE
(CUSIP Number of Class of Securities)

John A. Taylor
Vice President
Interfinancial Real Estate Management Company
1201 Third Avenue, Suite 5400
Seattle, WA 98101
(206) 622-9900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to this Solicitation/Recommendation on Schedule 14D-9 is being filed solely for the purpose of filing an additional Letter to Limited Partners, dated February 13, 2004, as an exhibit pursuant to Item 9 of this Schedule 14D-9.

Item 9. Exhibits.

Exhibit No.	Description
(1)*	Item 12 of Urban Improvement Fund Limited—1974 Annual Report on Form 10-KSB for the year ended December 31, 2002.
(2)*	Letter to Limited Partners dated January 14, 2004.
(3)	Letter to Limited Partners dated February 13, 2004.

*
Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

URBAN IMPROVEMENT FUND LIMITED—1974
	By:	Interfinancial Real Estate Management Company, General Partner
	By:	/s/ John A. Taylor John A. Taylor, Vice President
Dated: February 13, 2004

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  Item 9. Exhibits.
SIGNATURE